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                                                               Exhibit 99(d)(5)

                              EMPLOYMENT AGREEMENT


         EMPLOYMENT AGREEMENT, dated as of May 2, 2000 (this "Agreement"), between ADP Financial Information Services, Inc. (the "Company"), Cunningham Graphics International, Inc. ("CGII"), Cunningham Graphics Inc. ("CGI") and Michael R. Cunningham (the "Employee").

         WHEREAS, simultaneously with the execution of this Employment Agreement, ADP, FIS Acquisition Corp. ("Purchaser") and CGII have entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), pursuant to which ADP and Purchaser will acquire CGII (the "Acquisition", which term includes the acquisition of more than 50% of the CGII's shares of common stock through any transaction including, without limitation, a tender offer);

         WHEREAS, as a condition to the willingness of ADP and Purchaser to enter into the Merger Agreement, each of ADP and Purchaser has required that the Employee agree, and in order to induce ADP and Purchaser to enter into the Merger Agreement, the Employee has agreed, to enter into this Employment Agreement; and

         WHEREAS, this Employment Agreement shall become effective upon the consummation of the Acquisition and supersede the agreement dated April 13, 1998 (the "Prior Employment Agreement") between the CGI and the Employee.

         NOW, THEREFORE, in consideration of the covenants and agreements contained herein, the parties hereto agree as follows:

         1.       EFFECTIVE DATE; TERMINATION OF PRIOR AGREEMENT.

         This Employment Agreement shall become effective upon the consummation of the Acquisition (the "Effective Date"). Upon effectiveness of this Employment Agreement, this Employment Agreement shall supersede the Prior Employment Agreement which shall become null and void, except for provisions thereof that by their terms survive termination. In the event the Merger Agreement is terminated and the Acquisition is not consummated, this Employment Agreement shall automatically terminate.

         2.       EMPLOYMENT; EMPLOYEE'S TITLE AND RESPONSIBILITIES.

         (a) The Company hereby employs the Employee and the Employee hereby agrees to enter into the employ of the Company, pursuant to the terms and conditions of this Employment Agreement, until this Employment Agreement shall be terminated as provided in Section 5(a) hereof (the "Employment Period"). During the Employment Period, the Employee shall serve as President of CGI and shall have the duties and responsibilities commensurate with such position, and such other duties and responsibilities with the Company and ADP may reasonably be assigned from time to time by the Company. Employee shall perform his duties hereunder at the direction, and subject to the authority and control, of the Group President of the Company (or his designee) and in accordance with the terms and conditions of this Employment Agreement.



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         (b) During the Employment Period, the Employee shall devote his full business time, energy and skill, on a best efforts and exclusive basis, to the business and affairs of the Company and ADP, and will use his full business time, energy and skill to promote the business and interests of the Company and ADP.

         (c) The principal place of employment of Employee shall be within a thirty mile radius of Jersey City, New Jersey or such other location as is consented to by Employee. The duties shall not require Employee to relocate his residence outside the state of New Jersey without his consent. It is, however, distinctly understood and agreed that Employee may be required, in connection with the performance of his duties, to work from time to time at other locations designated by the Company or as required in connection with the business of the Company.

         3.       BASE SALARY AND BENEFITS.

         (a) During the Employment Period, the Company shall pay to the Employee as compensation for the services to be provided by the Employee hereunder a base salary of two hundred sixty-one thousand, seven hundred dollars ($261,700) per annum (the "Base Salary"), payable bi-weekly. The Company shall review the Employee's performance annually to determine if the Employee shall be granted an increase in the Base Salary.

         (b) During the Employment Period, the Employee shall be entitled to participate in and shall be a beneficiary of all of ADP's then current pension, medical and dental, life, accident and disability insurance, stock purchase and stock option plans which ADP makes available to employees of the Company generally, pursuant to the terms and conditions of such plans and arrangements and in accordance with ADP's then current policies. The level and extent of the Employee's participation under such plans and arrangements shall be equivalent to that of other employees of the Company of comparable positions and seniority (taking into account, for eligibility and vesting purposes, the Employee's service with CGI prior to the Merger).

         (c) During the Employment Period, in accordance with ADP's then current policies, the Employee shall be entitled to receive reimbursement for all authorized, reasonable expenses incurred by the Employee in the performance of his duties hereunder, including, without limitation, reimbursement for authorized travel and entertainment expenses.

         (d) During the Employment Period, the Employee shall be entitled to the number of days of vacation determined in accordance with ADP's then current vacation policy.

         (e) During the Employment Period, in accordance with ADP's then current policies, the Employee shall be entitled to a monthly car allowance of $275. The difference between Employee's current car allowance and the car allowance set forth in this subsection (e) has been included in Employee's Base Salary.

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         4.       BONUS; STOCK OPTIONS.

         (a) In addition to the Base Salary described in Section 3(a) hereof, during the Employment Period, the Employee shall be eligible to receive an annual cash bonus based upon the Employee's achievement of performance objectives to be determined mutually by the Company and Employee each year (the "Annual Cash Bonus"). The targeted Annual Cash Bonus for ADP's fiscal year ended June 30, 2001 shall be 30% of the annual Base Salary, seventy-eight thousand, five hundred dollars ($78,500), with a potential to earn up to 45% of the annual Base Salary, one hundred seventeen thousand, eight hundred dollars ($117,800), based, among other things, upon achievement of performance objectives. Additionally, during the term of this Employment Agreement the Employee and the Company shall establish "stretch" bonus goals with respect to the net operating income component of the Employee's performance objectives thereby entitling the Employee to an additional bonus of 200% of the bonus component related to that performance objective. If the Annual Cash Bonus becomes payable, it will be paid within ninety (90) days after the end of ADP's applicable fiscal year provided that the Employee is an employee of the Company on the last day of such fiscal year. Notwithstanding the foregoing, the pro-rated Annual Cash Bonus for the portion of the Company's fiscal year ended June 30, 2000 that the Employee is employed hereunder shall be paid together with the Annual Cash Bonus for the Company's fiscal year ended June 30, 2001.

         (b) As soon as practicable after the date hereof, the Company shall recommend to ADP's stock option committee that the Employee receive an option to purchase fifteen thousand (15,000) shares of ADP common stock which shall vest in five equal installments over a five-year period from the date of grant and shall be subject to the terms and conditions of such option grant.

         5.       TERMINATION OF EMPLOYMENT.

         (a) The Employee's employment with the Company pursuant to this Employment Agreement shall cease and terminate upon the earliest to occur of the following dates (the "Employment Termination Date"): (i) the third anniversary of the Effective Date, (ii) the date of death of the Employee or, in the event the Employee shall be unable by reason of physical or mental disability to continue the proper performance of his duties hereunder and such disability shall have continued for a period of at least three (3) months (such circumstances are referred to herein as "Disability"), the date of Disability,
(iii) the date that the Employee terminates his employment hereunder for any reason, (iv) in the event that the Employee shall commit a criminal act, fail or refuse to perform any obligation hereunder and such failure or refusal shall continue during the ten (10) day period following the receipt by the Employee of written notice from the Company or ADP of such failure or refusal, commit any act of negligence in the performance of his duties hereunder and fail to take appropriate corrective action during the ten (10) day period following the receipt by the Employee of written notice from the Company or ADP of such negligence, or commit any act of willful misconduct (such circumstances set forth in this subsection (iv) are referred to herein as "Cause"), and the Company or ADP shall elect to terminate the Employee's employment hereunder for Cause, the date on which the Company or ADP shall give written notice to the Employee of such election, and (v) the date the Company or

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ADP terminates the Employee's employment hereunder for any reason other than as provided in Sections 5(a)(i)-(iv) hereof.

         (b) If the Employee's employment is terminated during the Employment Period as provided in Section 5(a)(ii) hereof, the Employee (or his beneficiary or estate in the event of death of the Employee) shall be entitled to receive, within thirty (30) days of such termination, in addition to any other benefits to which the Employee is entitled pursuant to the terms of the employee benefit plans of ADP applicable to the Employee, (i) Base Salary accrued to the Employment Termination Date and (ii) all disability or death benefits payable in accordance with the employee benefit plans of ADP in which the Employee is then participating.

         (c) If the Employee terminates his employment hereunder during the Employment Period as provided in Section 5(a)(iii) hereof, the Employee shall be entitled to receive, within thirty (30) days of such termination, in addition to any other benefits to which the Employee is entitled pursuant to the terms of any employee benefit plans of ADP applicable to the Employee, Base Salary accrued to the Employment Termination Date.

         (d) If the Company terminates the Employee's employment hereunder during the Employment Period as provided in Section 5(a)(iv) hereof, the Employee shall only be entitled to receive, within thirty (30) days of such termination, in addition to any other benefits to which the Employee is entitled pursuant to the terms of any employee benefit plans of ADP applicable to the Employee, Base Salary accrued to the Employment Termination Date.

         (e) If the Company terminates the Employee's employment hereunder during the Employment Period as provided in Section 5(a)(v) hereof, the Employee shall be entitled to receive, in addition to any other benefits which the Employee is entitled pursuant to the terms of employee benefit plans of ADP applicable to the Employee, Base Salary and Annual Cash Bonus payable when such amounts would otherwise have been paid to Employee until the third anniversary of the Effective Date. Any payments made to the Employee pursuant to this
Section 5(e) are expressly conditioned upon the Employee's execution of a general release in favor of the Company, ADP and their respective affiliates.

         (f) Notwithstanding anything to the contrary set forth herein, the Company shall not be obligated to pay any amounts under this Employment Agreement that would be deemed to be an "excess parachute payment" as defined in the Internal Revenue Code Section 280G.

         6. NON-COMPETITION; NON-DISCLOSURE; NON-HIRE; EXCLUSIVE RIGHTS.

         (a) NON-COMPETITION. Subject to the last sentence of this Section 6(a), the Employee agrees that during a period commencing on the date hereof and ending 12 months after the Employment Termination Date (the "Non-Competition Period"), he will not, except on behalf of the Company or ADP or any of their respective affiliates, directly or indirectly, whether as an officer, director, stockholder, investor, partner, proprietor, business associate, employee, representative or otherwise, do any of the following acts: (i) provide services which are competitive with the businesses or services of the Brokerage Services Group of ADP (as such

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businesses are conducted on the date hereof or at any time during the
Non-Competition Period) (the "Businesses"), or promote, market, become or acquire an interest in, or associate in a business relationship with, any other person, corporation, firm, partnership or other entity whatsoever who is or may be engaged in any line of business competitive with the Businesses (a "Competitor") or (ii) solicit or refer, directly or indirectly, any clients or prospective clients of any services and/or products which are similar to those offered by the Company or ADP (at any time during the Non-Competition Period) to another provider of such services, or (iii) promote, market or participate in the sale, lease or licensing of any equipment or software by which services and/or products similar to those provided by the Company or ADP (at any time during the Non-Competition Period) can be performed, to, for or with any person, corporation, firm, partnership or other entity whatsoever. Notwithstanding anything to the contrary contained herein, if the Company terminates the Employee's employment hereunder pursuant to Section 5(a)(v) hereof, the "Non-Competition Period" shall be defined as the period commencing on the date hereof and ending on the fourth anniversary of the Effective Date.

         Notwithstanding anything to the contrary contained herein, (i) the foregoing provisions of this Section 6(a) shall not be deemed violated by the purchase and/or ownership by Employee of shares of any class of equity securities (or options, warrants or rights to acquire such securities, or any securities convertible into such securities) representing (together with any securities which would be acquired upon the exercise of any such options, warrants or rights or upon the conversion of any other security convertible into such securities) two percent (2%) or less of the outstanding shares of any such class of equity securities of any issuer whose securities are traded on a national securities exchange or listed by NASDAQ, the National Quotation Bureau Incorporated or any similar organization; provided, however, that Employee not be otherwise connected with or active in the business of the issuers described in this Section 6(a), and (ii) Employee shall be permitted, after the Employment Termination Date, to (A) provide consulting services to entities which are not Competitors and (B) be employed on a full-time basis (i.e., not on an independent contracting basis) by any person, firm, corporation, partnership or other entity to provide for such entity in-house products or services that may be deemed to be competitive with those offered by the Company only if such products or services are used exclusively by such entity and are not directly or indirectly marketed or sold by such entity for the use by any unrelated third party; provided that in either case Employee complies with the provisions of sub-sections (b), (c) and (d) of this Section 6 in connection therewith.

         (b) NON-DISCLOSURE. The Employee agrees that he will not, directly or indirectly, disclose, furnish or make accessible to any person, corporation, firm, partnership or other entity whatsoever (except the Company or ADP or any of their respective affiliates), or to any officer, director, stockholder, partner, associate, employee, agent or representative of any such entity, any proprietary information which is not in the public domain, any customer lists, business methods, procedures, pricing and marketing structure and strategy, source or object codes, experimental or research work, names and addresses of current, former and prospective clients or employees, or any other trade secrets, technical data, or know-how of any kind relating to the Businesses. Upon termination of Employee's employment hereunder for any reason whatsoever, Employee shall immediately return all documents and notes (including all copies thereof) of any and all

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information and materials belonging or relating to the Businesses (whether or not such materials were prepared by the Employee or another person).

         (c) NON-HIRE. The Employee agrees that he will not, during the Non-Competition Period, directly or indirectly, recruit, hire, employ, or encourage to leave the employ of the Company or any of its affiliates, any person who is now or hereafter becomes an employee or consultant of the Company or any of its affiliates until such person has ceased to be an employee or consultant of the Company or ADP or any of their respective affiliates for a period of at least two years.

         (d) EXCLUSIVE RIGHTS. The Employee hereby assigns to the Company, and agrees that the Company shall have exclusive right, title and interest for the entire world in and to all data, programs, specifications, documentation and other information, including, without limitation, any and all patent, copyright, trade secret or other proprietary right relating thereto made, prepared or created by the Employee in connection with anything relating to the Company's actual or prospective business which the Employee conceives or works on during the Non-Competition Period. Accordingly, the Employee:

         (i) shall promptly and fully disclose all such items to the Company and will not disclose such items to any other person or entity (other than employees of the Company or ADP authorized to review such information), without the Company's prior written consent;

         (ii) shall maintain on the Company's behalf and surrender to the Company upon termination of the Employee's employment with the Company all written records regarding all such items;

         (iii) shall, but without personal expense, fully cooperate with the Company and execute all papers and perform all reasonable acts requested by the Company to establish, confirm or protect the Company's exclusive rights in such items or to enable it to transfer legal title to same, together with any patents that may be issued;

         (iv) shall, but without personal expense, provide such information and true testimony as the Company may request regarding such items including, without limitation, items which the Employee neither conceived nor worked on but regarding which the Employee has knowledge because of the Employee's employment by the Company; and

         (v) states that the only such items in which the Employee personally holds or claims an interest, and which are not subject to this Employment Agreement, are listed on the Ownership Schedule attached hereto. The absence of such Ownership Schedule means that no such items exist.

         (e) INJUNCTIVE RELIEF. Employee agrees that a violation of the foregoing covenants not to compete, not to disclose, not to hire and regarding the Company's exclusive rights

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contained herein will cause irreparable injury to the Company and its affiliates, and that the Company and its affiliates shall be entitled, in addition to any other rights and remedies they may have, at law or in equity, to an injunction enjoining and restraining Employee from doing or continuing to do any such act and any other violations or threatened violations of this
Section 6.

         7. TERMINATION OF AGREEMENT. Upon termination of this Employment Agreement for any reason whatsoever, all rights and obligations of the parties hereunder shall cease (with the exception of those set forth in Sections 5 and 6 above).

         8. BUSINESS JUDGMENT. Nothing contained herein shall in any way limit, restrict or interfere with the determination of the officers and directors of the Company and/or ADP as to the manner in which the Company shall be run.

         9. PURCHASER EMPLOYMENT FORMS. At the Company's request, the Employee shall complete and execute such other customary employment applications and other similar forms that the Company or ADP generally require of all of their employees; provided, however, that in the event of a conflict between the terms and conditions of this Employment Agreement and the terms and conditions of any such other employment application or other forms, during the Employment Period the terms of this Employment Agreement shall take precedence.

         10. COUNTERPARTS. This Employment Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         11. ENTIRE AGREEMENT. This Employment Agreement sets forth the entire agreement among the parties relating to the matters contemplated herein and there are no representations, agreements or understandings between the parties except as set forth or specifically referred to herein. Any agreement entered into prior to the date hereof between the Employee and CGI and/or any of their respective affiliates regarding the matters contemplated herein is hereby terminated in its entirety and is replaced by this Employment Agreement.

         12. NOTICES. All notices shall be sent to the parties by hand delivery, nationally recognized overnight courier or by certified or registered mail at the addresses set forth below or to any changed address which may be given in the manner provided for in this Section 12. All notices to either the Company or ADP shall be sent to (i) the Company at ADP Financial Information Services, Inc., 2 Journal Square Plaza, Jersey City, New Jersey 07306, and (ii) Parent at Automatic Data Processing, Inc. One ADP Boulevard, etc.
Attention: General Counsel. All notices to the Employee shall be sent to _____________________________________. All notices to CGI shall be sent to
Cunningham Graphics, Inc., 100 Burma Road, Jersey City, New Jersey 07305. Unless hand delivered, notices shall be deemed given three business days following the date deposited in the U.S. mails or one business day following the date of delivery to a nationally recognized overnight courier service.

         13. SEVERABILITY. In the event that this Employment Agreement or any provision hereof is declared invalid, unenforceable or illegal by any court, agency, commission

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or arbitrator(s) having jurisdiction hereof or thereof, neither party shall have any cause of action or claim against the other by reason of such declaration of invalidity, unenforceability or illegality; and any such declaration concerning any provision hereof shall not affect, impair or invalidate the remainder of this Employment Agreement, but shall be confined in its operation to that provision hereof only and the remainder of this Employment Agreement shall remain in full force and effect. The parties hereto agree to substitute the invalid, unenforceable or illegal provision by a valid, enforceable or legal one which corresponds to the spirit and purpose of the invalid, unenforceable or illegal provisions to the greatest extent possible.

         14. AMENDMENT. This Employment Agreement may not be changed, modified or amended in any manner except by an instrument in writing signed by all parties hereto.

         15. ASSIGNMENT. This Employment Agreement is personal to each of the parties hereto and no party hereto may assign or delegate any of its rights or obligations hereunder without first obtaining the written consent of the other parties hereto; provided, however, that no consent shall be required hereunder in the event that the Company assigns this Employment Agreement to any other affiliate of the Company which shall succeed to the business of the Company and which assignment does not alter the rights or duties of the Employee hereunder, in which event the obligations of the Company hereunder shall be binding upon such assignee.

         16. HEADINGS. The headings contained in this Employment Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Employment Agreement.

         17. WAIVER. No failure or delay on the part of any party hereto in the exercise of any right hereunder in enforcing or requiring the compliance or performance by the other party of any of the terms and conditions of this Employment Agreement shall operate as a waiver of any such right, or constitute a waiver of a breach of any such terms and conditions, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right, nor shall any of the aforementioned failures or delays affect or impair such rights generally in any way. The waiver by any party of a breach of any term or condition of this Employment Agreement by the another party shall not operate as nor be construed as a waiver of any subsequent breach thereof.

         18. GOVERNING LAW. This Employment Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of New Jersey, without giving effect to its conflicts of laws principles.

                       [Text continues on following page.]

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         IN WITNESS WHEREOF, the parties hereto have signed this Employment
Agreement as of the date first above written.

ADP FINANCIAL INFORMATION
SERVICES, INC.

By:      /s/ JAMES B. BENSON
         -------------------------------------
Name:    James B. Benson
Title:   President

CUNNINGHAM GRAPHICS
INTERNATIONAL, INC.

By:      /s/ MICHAEL CUNNINGHAM
         -------------------------------------
Name:    Michael Cunningham
Title:   President and Chief Executive Officer

CUNNINGHAM GRAPHICS, INC.

By:      /s/ MICHAEL CUNNINGHAM
         -------------------------------------
Name:    Michael Cunningham
Title:   President and Chief Executive Officer


         /s/ MICHAEL R. CUNNINGHAM
         -------------------------------------
         Michael R. Cunningham

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